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                                  Exhibit 3.1

                     Articles of Incorporation, as Amended


                                   ARTICLE I

         The name of the corporation shall be SOUTHERN COMMUNITY BANCORP, and its mailing address and initial principal place of business shall be at 250 North Orange Avenue in the City of Orlando, Orange County, Florida.

                                   ARTICLE II

         The corporation shall be authorized to issue 10,000,000 shares of a single class of common stock, par value $1.00 per share.

                                  ARTICLE III

                               Board of Directors

         A. Number of Directors. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of such number of directors as shall be specified in the bylaws of the corporation, as amended from time to time by the corporation's Board of Directors.

         B. Classification of Directors; Term of Office. The Board of Directors shall be divided into three classes, each class consisting initially of three directors, and designated as Class I, Class II and Class III, respectively. Any increase or decrease in the number of directors pursuant to Paragraph A of this Article III shall be so apportioned among the three classes as to make all classes as nearly equal in number as possible. At the annual meeting of the shareholders in 2001, directors designated in Class I shall be elected for a term of one year, directors designated in Class II shall be elected for a term of two years, and directors designated in Class III shall be elected for a term of three years. At each annual meeting thereafter, directors shall be elected for a term of three years. Except in cases where a director's term has been terminated before its scheduled expiration by death, resignation, disqualification or removal from office, each director shall continue to hold office after the annual meeting at which his term is scheduled to expire until his successor shall have been elected and shall have qualified to serve. No decrease in the number of directors shall have the effect of shortening the term of an incumbent director.

         C. Vacancies. Any vacancy on the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by appointment by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.